Exhibit 4.1

ROSS MILLER
Secretary of State
State	204 North Carson Street, Ste 1
Seal	Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

	Filed in the office of /s/ Ross Miller Ross Miller Secretary of State State of Nevada	Document Number 20070477743-31

Filing Date and Time 07/12/2007 12:06 PM
Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)
Entity Number E0042992005-6

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Shea Development Corp.

2. The articles have been amended as follows (provide article numbers, if available):

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 800,000,000 shares of Common Stock, par value $0.001 per share (“Common Stock”), and (ii) 60,000,000 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”). The Corporation may from time to time issue said shares for such consideration as the Board of Directors may fix. The Board of Directors of the Corporation is hereby expressly authorized, by resolution or resolutions from time to time adopted, to provide, out of the unissued shares of Preferred Stock, for the issuance of the Preferred Stock in one or more classes or series. Before any shares of any such class or series be issued, the Board of Directors shall fix and state, and hereby is expressly empowered to fix, by resolution or resolutions, the designations, preferences, and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereon.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is:     76.51%

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required):	X	/s/ Francis E. Wilde	Chairman; CEO

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 78.385 Amend 2007 Revised on: 01/01/07